

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4720

October 20, 2016

Via E-mail
H. Charles Maddy, III
President and Chief Executive Officer
Summit Financial Group, Inc.
300 North Main Street
Moorefield, WV 26836

>   Re: **Summit Financial Group, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed October 12, 2016**
>   **File No. 333-213526**

Dear Mr. Maddy:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2016 letter.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Merger Agreement

Representations and Warranties, page 69

1.   We note your response and revised disclosure as it relates to our comment 3. We note the continued presence of disclosure implying that the merger agreement does not constitute public disclosure, and therefore shareholders should not rely on it. In this regard, we continue to note the following statement: "The representations and warranties of each of Summit and First Century have been made solely for the benefit of the other party, and these representations and warranties should not be relied on by any other person." We reissue our comment 3 and ask that you revise your disclosure to remove this implication.

Exhibit 8.1 – Opinion of Hunton & Williams LLP
Exhibit 8.2 – Opinion of Bowles Rice LLP

2.   To the extent that counsel intends to provide a long form opinion, then have each counsel revise its respective opinion to include all material tax consequences of the merger transaction. Otherwise, if the opinions are intended to be provided in short form, then please have counsel revise Exhibits 8.1 and 8.2 to state that the discussion in the prospectus under "Material U.S. Federal Income Tax Consequences of the Merger" is counsels' respective opinion. Please make conforming revisions to the prospectus disclosure as necessary. For guidance, please refer to Section III.B.2 of Staff Legal Bulletin No. 19, which is available on our website. In addition, please revise your disclosure in the fourth paragraph on page 82 of the prospectus (stating that the parties "intend for" the merger to be treated as a transaction qualifying as a "reorganization" under Section 368(a) of the Code), to remove any implication that the tax consequences of the merger transaction are uncertain, and delete the related proviso from the next paragraph (i.e., "[p]rovided the merger qualifies as a 'reorganization' . . . .").

3.   Please have each counsel revise its respective opinion to remove the assumption regarding qualification as a statutory merger under West Virginia law.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 or David Lin, Staff Attorney, at 202-551-3552 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Robert S. Tissue
        Peter G. Weinstock, Esq.